Exhibit 8.1

Note 1: Both Mios Pharmaceuticals Limited (“Mios”) and Scipio Life Sciences Limited (“Scipio”) issued Class A and Class B ordinary shares to various parties; for each such entity, each Class A ordinary share is entitled to 1 vote and 1 share of economic interest of the respective company, while each Class B ordinary share is entitled to 10 votes and 0.001 share of economic interest of the respective company.

As of the date of this annual report, we hold 97.93% economic interest and 36.17% voting power in Mios, and 97.93% economic interest and 35.06% voting power in Scipio. An independant third party shareholder, Peace Range Limited, holds 0.15% economic interest and 63.61% voting power in Mios, and 0.15% econmic interest and 64.72% voting power in Scipio. The remaining shareholders hold 1.92% economic interest and 0.22% voting power in Mios, and 1.92% economic interest and 0.22% voting power in Scipio repectively.

Note 2: Dr. Clark Cheng, an Executive Director of Aptorum Group, holds the remaining 9% shareholding of Aptorum Medical Limited.

Note 3: Angen Funds Limited, a company designated by an investor of ALS series projects, holds the remaining 20% shareholding of Acticule Life Sciences Limited.

Note 4: Accelerate Technologies Pte. Ltd., the commercialization arm of the Singapore Agency for Science, Technology and Research ("A*STAR"), hold 15% shareholding of Aptorum Innovations Holding Pte. Ltd.. The inventors of RPIDD technologies in A*STAR hold the remaining 10% of shareholding of Aptorum Innovations Holding Pte. Ltd.

Note 5: An investor of project VLS-2 holds the remaining 10% shareholding of mTor (Hong Kong) Limited.